October 18, 2004



Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

         Re:      First American Investment Funds, Inc.
                  File No. 811-05309 Response to Comments on Preliminary Proxy Statement of First American International Fund


Ladies and Gentlemen:

         On behalf of First American Investment Funds, Inc. (the "Registrant"), a Maryland corporation, accompanying this letter there is hereby transmitted for your review our response to comments received on the above referenced preliminary proxy statement filed on October 8, 2004, pursuant to the Electronic Data Gathering Analysis and Retrieval System ("Edgar"). If these responses are satisfactory, the Registrant intends to file a final proxy statement via Edgar incorporating such responses. At the request of the staff of the Securities and Exchange Commission (the "Commission"), the Registrant hereby acknowledges, in connection with the filings of such preliminary and final proxy statements (the "filings"), that:

     1. the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

     2. staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

     3. the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                Very truly yours,

                                /s/ Jeffery Wilson

                                Jeffery Wilson
                                Vice President